May 8, 2013

Deborah O’Neal-Johnson, Esquire

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price Institutional Income Funds, Inc. (“Registrant”)

On behalf of the following series:

T. Rowe Price Institutional Long Duration Credit Fund

File Nos.: 333-84634/811-21055

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments of April 29, 2013, regarding the post-effective amendment filed pursuant to Rule 485(a) on March 13, 2013 to add the new T. Rowe Price Institutional Long Duration Credit Fund (the “Fund”) to the above referenced Registrant. Your comments and our responses are set forth below.

Comment:

Confirm to the staff that there are no shareholder fees for this Fund.

Response:

The Fund does not charge any sales charges (loads), redemption fees, exchange fees, or shareholder account fees.

Comment:

If applicable, add disclosure to the principal investment strategies and principal risks regarding investments in emerging markets.

Response:

The principal investment strategies provide that there is no limit on the Fund’s investments in U.S. dollar-denominated foreign securities but non-U.S. dollar-denominated holdings are limited to 10% of the Fund’s total assets. However, the Fund does not normally expect to invest in any securities issued by emerging markets issuers. As a result, additional disclosure in the principal investment strategies and principal risks regarding investments in emerging markets is not necessary.

Comment:

Consider any necessary revisions to the Fund’s derivatives disclosure. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:

We have tailored the Fund’s prospectus so that the disclosure in response to Item 4 of Form
N-1A identifies only those derivative instruments that the Fund expects to use as a principal investment strategy. We believe that Treasury futures contracts, interest rate futures, interest rate swaps, and interest rate swap futures are the only instruments that will rise to the level of a principal investment strategy, although the use of other derivatives are described in the disclosure that appears after Item 8. In addition, the disclosure states that the primary purposes of these instruments are to manage the portfolio’s duration and interest rate risk and we have tailored the principal risks disclosure to address the risks associated specifically with those derivatives set forth as part of the principal investment strategies. We do not believe that any changes to the Fund’s derivatives disclosure are necessary.

Comment:

If the Fund will invest in total return swaps, please note that it must set aside assets per Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response:

If the Fund invests in total return swaps, it will cover the position by maintaining segregated assets sufficient to satisfy the Fund’s obligations under these transactions as required by Investment Company Act Release No. 10666 (Apr. 18, 1979) and staff interpretations thereunder.

Comment:

Confirm to the staff that the disclosure in response to Item 8 of Form N-1A is not applicable.

Response:

The disclosure in response to Item 8 has been omitted because neither the Fund nor any of its related companies pay financial intermediaries for the sale of the Fund’s shares or related services.

Comment:

You may want to consider specifically excluding acquired fund fees and expenses from the expenses that are not covered by the Fund’s all-inclusive management fee.

Response:

We do not believe that any changes to the Fund’s investment management agreement are necessary.

Comment:

If the Fund sells a credit default swap, would the full notional value of the swap will be covered?

Response:

If the Fund sells credit protection under a credit default swap, the Fund will cover the securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal in value to the full notional value of the contract.

Comment:

If the Fund’s policies and procedures regarding the disclosure of portfolio holdings appear on its website, you should include a reference to the website in the disclosure.

Response:

Although the Fund’s Statement of Additional Information provides a more comprehensive description of these policies, the various T. Rowe Price websites also contain a limited discussion of these policies. Therefore, we will revise the prospectus disclosure as follows:

A description of T. Rowe Price’s policies and procedures with respect to the disclosure of portfolio information is available in the Statement of Additional Information and through troweprice.com.

Additional Change:

As part of the Fund’s initial filing, we included the fundamental policy on commodities that currently applies to all of the T. Rowe Price funds (other than the T. Rowe Price Spectrum Funds, T. Rowe Price Retirement Funds, and the T. Rowe Price money market funds). This policy provides that those funds may not purchase or sell physical commodities except that they may enter into futures contracts and options thereon.

As part of our next filing, we intend to modify this policy only with respect to the Fund prior to its becoming effective with the Commission. The Fund’s fundamental policy will be to not purchase or sell commodities except to the extent permitted by applicable law. We believe that expanding the policy from physical commodities to commodities is more in line with Section 8(b)(1) under the Investment Company Act of 1940 Act and such a revision will make the Fund’s commodities policy consistent with changes we expect to implement for all of the T. Rowe Price funds in connection with a proxy later this year to elect directors and to seek shareholder approval of various matters that can only be changed by shareholder vote.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Institutional Income Funds, Inc.